                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)1

                           Sight Resource Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    82655N105
                                 (CUSIP Number)

                             David A. Newberg, Esq.
                 Collier, Halpern, Newberg, Nolletti & Bock, LLP
                           One North Lexington Avenue
                             White Plains, NY 10601
                                 (914) 684-6800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 6, 2004
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         1. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82655N105                     13D                    Page 2 of 7 Pages



1           NAME OF REPORTING PERSON                                            LA SESTA SpA
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)




2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a) |_|
            (See Instructions)                                                     (b) |_|


3           SEC USE ONLY


4           SOURCE OF FUNDS (See Instructions)      WC

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                                                                       |_|

6           CITIZENSHIP OR PLACE OF ORGANIZATION
            Italy

NUMBER OF                                      7       SOLE VOTING POWER
                                                                                  6,913,845
SHARES

BENEFICIALLY                                   8       SHARED VOTING POWER

OWNED BY

EACH                                           9       SOLE DISPOSITIVE POWER
                                                                                  6,913,845
REPORTING

PERSON WITH                                   10       SHARED DISPOSITIVE POWER


11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                   6,913,845

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                                           |_|

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          13.7%

14          TYPE OF REPORTING PERSON  (See Instructions)
            CO


CUSIP No. 82655N105                     13D                    Page 3 of 7 Pages



ITEM 1. SECURITY AND ISSUER.

     The title of the class of equity securities to which this Schedule 13D (the "Statement") relates is common stock, par value $.01 per share ("Common Stock"), of Sight Resource Corporation, a Delaware corporation ("SRC"). The principal executive offices of SRC are located at 6725 Miami Avenue, Cincinnati, OH 45243.

ITEM 2. IDENTITY AND BACKGROUND.

     This Statement is being filed by La Sesta SpA ("La Sesta") (the "Reporting Person"), which is the successor to LaSesta, S.A., a Luxembourg company. La Sesta is a wholly-owned subsidiary of Orsi Mazzucchelli SpA, an Italian company, of which Mr. Marco Brustio, a director of SRC, is the managing director and of which Mr. Brustio's spouse owns 33%.

     La Sesta is an Italian corporation. Its business address is via Privata Maria Teresa 11, 20123, Milano, Italy. Its principal business is an investment holding company. The sole director of La Sesta is Giacinto Giuliani, salita Caravaggio 2, 16025 Rapallo (GE), Italy.

     During the last five years, La Sesta has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

     During the last five years, La Sesta has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     La Sesta holds 6,913,845 shares of Common Stock of SRC. Such shares (or the shares of eyeshop.com inc. which were converted into shares of SRC in connection with the acquisition of eyeshop.com inc by SRC) were acquired by La Sesta through the use of working capital.

ITEM 4. PURPOSE OF TRANSACTION.

     (a) Of the shares of Common Stock of SRC held by La Sesta, 2,980,511 were acquired in connection with (i) the acquisition of eyeshop.com inc by SRC and
(ii) the related direct purchase of shares from SRC. Information with regard to those transactions appears in Item 4 to the Schedule 13D of La Sesta and certain other parties dated June 4, 2001 and filed with the Securities and Exchange Commission ("SEC") on that date. Such information is hereby incorporated by reference.

CUSIP No. 82655N105                     13D                    Page 4 of 7 Pages

     (b) An additional 3,000,000 shares of Common Stock were acquired by La Sesta pursuant to a Common Stock Purchase Agreement (the "Purchase Agreement") dated December 31, 2002 among SRC, Carlyle Venture Partners, L.P., Carlyle U.S. Venture Partners, L.P., C/S Venture Investors, L.P., Carlyle Venture Coinvestment, L.L.C (Carlyle Venture Partners, L.P., Carlyle U.S. Venture Partners, L.P., C/S Venture Investors, L.P. and Carlyle Venture Coinvestment, L.L.C. are sometimes collectively referred to herein as the "Carlyle Entities"),
E. Dean Butler, Excalibur Investments B.V. and La Sesta. The shares were sold and purchased in a private placement at a purchase price of $0.20 per share. Information with regard to those transactions appears in Item 4 to Amendment 1 to the Schedule 13D of La Sesta filed with the SEC on January 10, 2003. Such information is hereby incorporated by reference.

     (c) In conjunction with the Stock Purchase Agreement, on December 31, 2002, Mr. Dino Tabacchi, La Sesta, and the Carlyle Entities entered into a Put and Right of First Refusal Agreement (the "Put Agreement"). Under the Put Agreement, the Carlyle Entities were granted the right to require Mr. Tabacchi and La Sesta or their permitted assigns to purchase from the Carlyle Entities an aggregate of up to 7,000,000 shares of Common Stock of SRC at the purchase price, in the amounts, during the periods and on the terms set forth in the Put Agreement. Of the 7,000,000 shares, Mr. Tabacchi (and his permitted assigns) may be required to purchase up to 5,600,000 shares (subject to the further limitation that the aggregate purchase price shall not exceed $4,000,000), and La Sesta (and its permitted assigns) may be required to purchase up to 1,400,000 shares (subject to the further limitation that the aggregate purchase price shall not exceed $1,000,000). On each of June 30, 2003 and May 6, 2004, the Carlyle Entities exercised their respective rights to require Mr. Tabacchi and La Sesta to purchase 2,333,333 shares of Common Stock of SRC, at a purchase price of $.20 per share, as follows:

                                                           Number of Shares                       Number of Shares
            Carlyle Entity                                Put to Mr. Tabacchi                      Put to La Sesta
                                                      ------------------------------       ---------------------------------
                                                      June 30, 2003      May 6, 2004       June 30, 2003         May 6, 2004
                                                      -------------      -----------       -------------         -----------
Carlyle Venture Partners, L.P.                          1,317,049         1,317,049            329,262              329,262

Carlyle U.S. Venture Partners, L.P.                       174,675           174,675             43,669               43,669

C/S Venture Investors, L.P.                               268,972           268,972             67,243               67,243

Carlyle Venture Coinvestment, L.L.C.                      105,970           105,970             26,493               26,493
                                                        ---------         ---------            -------              -------
                                       TOTALS           1,866,666         1,866,666            466,667              466,667
                                                        =========         =========            =======              =======

     In accordance with such exercise, La Sesta purchased an additional 466,667 shares of Common Stock of SRC at $.20 per share, on each of September 17, 2003 and May 6, 2004, for a total of 933,334 shares.

CUSIP No. 82655N105                     13D                    Page 5 of 7 Pages


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     La Sesta owns 6,913,845 shares of Common Stock of SRC, constituting 13.7% of all shares outstanding.

     La Sesta has sole power to vote or to direct the vote of, and to dispose or direct the disposition of, all shares owned by it.

     Other than as described in this Statement, no transactions in shares of Common Stock of SRC were effected during the past 60 days by La Sesta.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     (a) Information with respect to contracts, arrangements, understandings or relationships relating to the shares of Common Stock of SRC acquired by La Sesta in connection with the acquisition of eyeshop.com inc by SRC appears in Item 6 of the Schedule 13D of La Sesta and certain other parties dated June 4, 2001 and filed with the SEC on that date. Such information is hereby incorporated by reference.

     (b) On December 31, 2002, Mr. Dino Tabacchi, La Sesta, and the Carlyle Entities entered into a Put and Right of First Refusal Agreement (the "Put Agreement"). Under the Put Agreement, the Carlyle Entities were granted the right to require Mr. Tabacchi and La Sesta or their permitted assigns to purchase from the Carlyle Entities an aggregate of up to 7,000,000 shares of Common Stock of SRC at the purchase price, in the amounts, during the periods and on the terms set forth in the Put Agreement. Of the 7,000,000 shares, Mr. Tabacchi (and his permitted assigns) may be required to purchase up to 5,600,000 shares (subject to the further limitation that the aggregate purchase price shall not exceed $4,000,000), and La Sesta (and its permitted assigns) may be required to purchase up to 1,400,000 shares (subject to the further limitation that the aggregate purchase price shall not exceed $1,000,000). On June 30, 2003, the Carlyle Entities exercised their respective rights to require Mr. Tabacchi and La Sesta to purchase 2,333,333 shares of Common Stock of SRC at $.20 per share. Mr. Tabacchi assigned his rights and obligations with respect to such exercise to Excalibur. The purchase and sale of such shares was effective September 17, 2003. In addition, on May 6, 2004, the Carlyle Entities exercised their respective rights to require Mr. Tabacchi and La Sesta to purchase an additional 2,333,333 shares of Common Stock of SRC at $.20 per share. This transaction was effective May 6, 2004.

     The Put Agreement also grants to Mr. Tabacchi and La Sesta the right to purchase shares that the Carlyle Entities propose to sell to a third party. The terms under which Mr. Tabacchi and La Sesta may purchase such shares are to be no less favorable than those offered by the third party purchaser.

CUSIP No. 82655N105                     13D                    Page 6 of 7 Pages


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1     Common Stock Purchase Agreement dated as of December 30, 2002 (incorporated by reference from Exhibit 10.39 to SRC's Current Report on Form 8-K dated
                      January 9, 2003 and filed with the SEC on January 10, 2003).

        Exhibit 2     Put and  Right of  First  Refusal  Agreement  dated as of  December  31,  2002
                      (incorporated  by reference  from Exhibit 2 to Amendment 1 to the Schedule 13D of La Sesta S.A. dated December 31, 2002 and filed with the SEC on that date).

        Exhibit 3     Items 4 and 6 of the Schedule 13D of La Sesta S.A. and certain  other  parties dated  June  4,  2001  and  filed  with  the  SEC  on  that  date  are  hereby incorporated by reference.

        Exhibit 4     Items 4 and 6 of Amendment  No. 1 to the  Schedule 13D of La Sesta S.A.  dated
                      December 31, 2002 and filed with the SEC on January 10, 2003.

        Exhibit 5     Power of Attorney of La Sesta SpA


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 11, 2004

                                               /s/ David A. Newberg
                                       -----------------------------------------
                                       David A. Newberg, as Attorney-In-Fact for
                                       La Sesta SpA, pursuant to Power of
                                       Attorney filed herewith